Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2020 and 2019. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2020 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of March 31, 2020:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $2,177 and $2,154 for the periods ended March 31, 2020 and 2019, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $113 and $1,389 for the periods ended March 31, 2020 and 2019, respectively.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port expenses and owners’ expenses borne and paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally calculated based on the three month LIBOR rate and applicable margin.

Leases

The Group has initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. On transition, the Company has elected to apply the practical expedients available for leases with a remaining lease term of less than one year and leases of low value assets.

At transition, the Company identified the rental agreement with Cyberonica S.A., to give rise to a right of use asset and a corresponding liability estimated to approximately $674 as of January 1, 2019, calculated as the present value of minimum future lease payments. The discount rate used is the incremental cost of borrowing. In addition, the nature and recognition of expenses related to those leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The depreciation charge for right-of-use assets for the periods ended March 31, 2020 and 2019 was approximately $28 for both periods and the interest expense on lease liabilities for the periods ended March 31, 2020 and 2019 was approximately $12 and $13, respectively.

Selected Information

Our selected consolidated financial and other data for the three months ended March 31, 2020 and 2019 and as of March 31, 2020 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as of December 31, 2019 presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Statements of Comprehensive Loss Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2020	2019
	(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	2,290	3,543
Total Revenues	2,290	3,543

Voyage expenses	(1, 395)	(512)
Vessel operating expenses	(2,057)	(2,085)
Depreciation	(633)	(1,167)
Depreciation of dry docking costs	(491)	(454)
Administrative expenses	(394)	(427)
Administrative expenses payable to related parties	(92)	(128)
Share-based payments	(10)	(10)
Impairment loss	(4,615)	-
Other income/(expenses), net	(6)	30
Operating loss	(7,403)	(1,210)
Interest income	11	-
Interest expense and finance costs	(1,149)	(725)
Gain / (loss) on derivative financial instruments	(494)	1,634
Foreign exchange (losses)/gains, net	33	33
Total finance costs, net	(1,599)	942
Total comprehensive loss for the period	(9,002)	(268)

Basic & diluted loss per share for the period (1)	(1.55)	(0.08)
EBITDA (2) (unaudited)	(6,740)	2,078
Adjusted EBITDA (2) (unaudited)	(1,664)	411

(1) The weighted average number of shares for the three month period ended March 31, 2020 was 5,816,904 compared to 3,209,604 shares for the three month period ended March 31, 2019.

(2) Earnings before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. Each of EBITDA and Adjusted EBITDA is not a recognized measurement under IFRS.

EBITDA and Adjusted EBITDA is included herein because each is a basis upon which we assess our financial performance and because we believe that each presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and each is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

»	Each of EBITDA and Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
»	Each of EBITDA and Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
»	Each of EBITDA and Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
»	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting each one’s usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

	Period Ended March 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2020	2019
Total comprehensive loss for the year	$(9,002)	$(268)
Interest and finance costs, net	1,138	725
Depreciation	633	1,167
Depreciation of drydocking costs	491	454
EBITDA (unaudited)	(6,740)	2,078
(Gain)/loss on derivative financial instruments	494	(1,634)
Foreign exchange (gains)/losses, net	(33)	(33)
Impairment loss	4,615	-
Adjusted EBITDA (unaudited)	(1,664)	411

Balance Sheets Data

(In thousands of U.S. Dollars)

	As of March 31,	As of December 31,
	2020	2019
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	44,063	48,242
Other non-current assets	639	1,925
Total non-current assets	44,702	50,167
Cash and bank balances and bank deposits (including restricted cash)	2,367	3,551
Other current assets	2,012	1,938
Total current assets	4,379	5,489
Total assets	49,081	55,656
Total equity	1,702	9,879
Total debt net of unamortized debt discount	37,433	37,746
Other liabilities	9,946	8,031
Total liabilities	47,379	45,777
Total equity and liabilities	49,081	55,656

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2020	2019
	(Unaudited)
Statement of cash flow data:
Net cash used in operating activities	(1,976)	(1,123)
Net cash generated from investing activities	11	-
Net cash (used in)/provided by financing activities	(106)	4,034

	Three months ended March 31,
	2020	2019
	(Unaudited)
Ownership days (1)	455	450
Available days (2)	412	450
Operating days (3)	408	448
Fleet utilization (4)	99.1%	99.6%
Average number of vessels (5)	5.0	5.0
Daily time charter equivalent (TCE) rate (6)	2,173	6,736
Daily operating expenses (7)	4,521	4,634

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2020	2019
	(Unaudited)
Voyage revenues	2,290	3,543
Less: Voyage expenses	1,395	512
Net revenues	895	3,031
Available days	412	450
Daily TCE rate (1)	2,173	6,736

(1) Subject to rounding.

Recent Developments

Convertible Note

On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waives the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and does not require the Company to repay the Convertible Note until March 13, 2021.

Firment Shipping Inc.

On May 8, 2020, the Company and Firment Shipping Inc. agreed to enter an amended and restated agreement. The final maturity of the Firment Shipping Credit Facility was extended to October 31, 2021 and the available amount to be drawn under this Facility increased to $14.2 million.

Receipt of Nasdaq Notice of Deficiency

On March 6, 2020, the Company received written notification from The Nasdaq Stock Market dated March 2, 2020, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until August 31, 2020, but citing extraordinary market conditions, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission which, with effect from April 16, 2020, tolled the listing process until July 1, 2020. Consequently, the Company’s compliance period has effectively been extended until November 12, 2020. The Company intends to monitor the closing bid price of its common stock between now and November 12, 2020 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

Issuance of the Series B preferred shares

On June 12, 2020, the Company entered into a stock purchase agreement and issued 5,000 of our newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was paid by reducing, on a dollar for dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

LIBOR will be replaced as the reference rate under debt obligations

On July 27, 2017, the UK Financial Conduct Authority announced that it would phase-out LIBOR by the end of 2021. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with their cost-of-funds rate. Certain of the Company’s existing financing arrangements, provide for the use of replacement rates if LIBOR is discontinued. The Company is in the process of evaluating the impact of LIBOR discontinuation. While it cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, the interest payable on debt could be subject to volatility and the lending costs could increase, which would have an adverse effect on the Company’s profitability, earnings and cash flow.

Results of Operations

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures, self-quarantining, and restrictions on travel, as well as potential labor shortages resulting from the outbreak, are expected to slow down production of goods worldwide and decrease the amount of goods exported and imported worldwide. Some experts fear that the economic consequences of the coronavirus could cause a recession that outlives the pandemic.

Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. It is possible that charterers may try to invoke force majeure clauses as a result.

The pandemic has already added, and could continue to add, pressure to shipping freight rates. The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne dry bulk trade and dry bulk charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Crewing and Crew management operations.

Due to Covid-19 there are restrictions on travelling on many jurisdictions. We may face problems in the embarkation and disembarkation our crew members. Many airports around the world as well as many countries impose heavy travel restrictions including complete lockdowns and quarantine periods for incoming and outgoing travelers. By extent it is increasingly hard, if not restrictive, for our crews to be relieved by new crew members. We continue to monitor the situation with respect and utmost care for our seafarers, always communicating with the relevant authorities in order to assist them as much as we can in these unprecedented times.

Disruption in operations in case crew members get infected

In case one of our crew members is found to be infected by Covid-19 this may lead to delays in cargo operations. It may also need to a detention and quarantine of the ship for an unspecified amount of time. Relevant authorities may require us to perform disinfection and fumigation operations if a crew member gets infected by Covid-19. Crew members may be quarantined if a member is found to be infected. The above may lead to increased costs and lower utilization of our fleet.

Dry docking and Repairs.

Repair yards and dry docks in the far east, usually selected for the scheduled maintenance of our vessels, may be affected by the closures and travel restrictions in their countries. Shipyard staff and third party experts as well as spare parts may be harder to procure and provide making the maintenance process potentially lengthier, costlier or unfeasible. Spare parts and supplies may be harder to produce and deliver to a shipyard where they would be utilized for a scheduled maintenance. In addition to the above, and always relating to Covid-19 travel restrictions, it will be tough for our in-house technical teams to travel to the shipyards in order to monitor the maintenance process, so they may have to be postponed or 3rd party monitoring technical crews will be hired. Last but not least classification society surveyor attendance may be restricted thus not only affecting the time spent within a repair facility but also causing scheduled survey work to be postponed as far as this is permissible.

Effect on the following technical department activities yet not limited to:

1.	Logistics and supply of spares and expert services may incur increased costs and disruption in Planned Maintenance and consequently lead to increased failures / incidents.
2.	Office Personnel attendance is disrupted or impossible, which can have as a result inadequate supervision and lead to increased incidents in third party inspection and reduced maintenance quality.
3.	Long Term planned maintenance (dry docking) unsupervised by company personnel, that can result to lower quality and increased costs.
4.	Delays in class surveys, which can lead to postponements.

The above ultimately are translated to possible increased costs and reduced maintenance quality which in the long term shall spiral to cost increases again as the aftermath shall have to be dealt with. However, there are presently insufficient statistics to reach to prediction model as regards to the actual increase in costs due to the above disruptions.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. As of March 31, 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. As of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4.6 million was recorded (see also Note 5).

The pandemic had a negative impact on the Voyage Revenues of the Company for the three-month period ended March 31, 2020, which reached $2.3 million, compared to $3.5 million to the same period in 2019. The 35% decrease in Voyage revenues is attributed to the low freight rates achieved in the first quarter of 2020 due to the outbreak of COVID-19 virus.

First quarter of the year 2020 compared to the first quarter of the year 2019

Total comprehensive loss for the first quarter of the year 2020 amounted to $9 million or $1.55 basic and diluted loss per share based on 5,816,904 weighted average number of shares, compared to total comprehensive loss of $0.3 million for the same period last year or $0.08 basic and diluted loss per share based on 3,209,604 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss during the first quarter of 2020 compared to the first quarter of 2019 (expressed in $000’s):

1st Quarter of 2020 vs 1st Quarter of 2019

Net loss for the 1st Quarter of 2019	(268)
Decrease in voyage revenues	(1,253)
Increase in Voyage expenses	(883)
Decrease in Vessels operating expenses	28
Decrease in Depreciation	534
Increase in Depreciation of dry docking costs	(37)
Decrease in Total administrative expenses	69
Increase in Impairment loss	(4,615)
Decrease in Other income, net	(36)
Increase in Interest income	11
Increase in Interest expense and finance costs	(424)
Decrease in Gain on derivative financial instruments	(2,128)
Net loss for the 1st Quarter of 2020	(9,002)

Voyage revenues

During the three-month period ended March 31, 2020 and 2019, our Voyage revenues reached $2.3 million and $3.5 million respectively. The 35% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first quarter of 2020 compared to the same period in 2019. Daily Time Charter Equivalent rate (TCE) for the first quarter of 2020 was $2,173 per vessel per day against $6,736 per vessel per day during the same period in 2019 corresponding to a decrease of 68%, which is attributed to the outbreak of COVID-19 virus.

Voyage expenses

Voyage expenses reached $1.4 million during the first quarter of 2020 compared to $0.5 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first quarter of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Commissions	32	46
Bunkers expenses	1,280	412
Other voyage expenses	83	54
Total	1,395	512

Bunkers expenses for the three-month period ended March 31, 2020 reached $1.3 million compared to $0.4 million for the same period in 2019. This increase is attributed to the more expensive low sulphur fuel we needed to procure for our vessels in order to comply with the IMO’s low sulphur fuel oil requirement, which cuts sulphur levels from 3.5% to 0.5% and became effective as of January 1, 2020.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $2.1 million during the first quarter of both 2020 and 2019. The breakdown of our operating expenses for the three month period ended March 31, 2020 and 2019 was as follows:

	2020	2019
Crew expenses	58%	55%
Repairs and spares	17%	18%
Insurance	7%	8%
Stores	11%	9%
Lubricants	4%	6%
Other	3%	4%

Average daily operating expenses during the three-month periods ended March 31, 2020 and 2019 were $4,521 per vessel per day and $4,634 per vessel per day respectively, corresponding to a decrease of 2%.

Depreciation

Depreciation charge during the first quarter of 2020 reached $0.6 million compared to $1.2 million during the same period in 2019. This is mainly attributed to the impairment loss of $29.9 million we recognized in 2019 as the recoverable amounts of the vessels were lower than their carrying amounts.

Impairment loss

As of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $4.6 million.

Interest expense and finance costs

Interest expense and finance costs reached $1.1 million during the first quarter of 2020 compared to $0.7 million in 2019. Interest expense and finance costs for the first quarters of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Interest payable on long-term borrowings	1,059	621
Bank charges	5	8
Operating lease liability interest	12	13
Amortization of debt discount	70	29
Other finance expenses	3	54
Total	1,149	725

As of March 31, 2020 and 2019 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $40 million and of $42.6 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the weighted interest rate from 6.4% during the first quarter of 2019 to 10.3% for the same period in 2020

Gain/(Loss) on derivative financial instruments

The loss on the derivative financial instruments is mainly attributed to the valuation of the “Convertible Note”. Further to the conversion clause included into the Convertible Note for the period ended March 31, 2020 a total amount of approximately $1,168, principal and accrued interest, was converted to share capital with the conversion price of $1 per share and a total number of 1,167,767 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive loss.

Liquidity and capital resources

As of March 31, 2020 and 2019, our cash and bank balances and bank deposits (including restricted cash) were $2.4 and $4.5 million respectively.

As of March 31, 2020, the Company reported a working capital deficit of $41.5 million and was not in compliance with the covenants included in the loan agreement with EnTrust, for which the Company subsequently obtained waivers/relaxations on May 5, 2020 for the period commencing on March 31, 2020, and ending September 30, 2020. The current low charter rates for drybulk vessels as a result of the coronavirus outbreak and its effects on world trade and financial markets have been adversely affecting the Company. The Company’s cash flow projections indicated that cash on hand and cash to be provided by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements and the Company might not be able to meet the minimum liquidity requirements included in the loan agreement with EnTrust at certain measurement dates falling due within the twelve-month period from the issuance of these unaudited interim condensed consolidated financial statements.

The above conditions raise substantial doubt about the entity's ability to continue as a going concern. Management is exploring several alternatives aiming to manage its working capital requirements and other commitments, including drawdown of additional funds available of $14,200 under the facility with Firment Shipping Inc, if needed raising of equity and additional debt with other financial institutions and private funds to provide the Company with refinancing of the existing indebtedness. With respect to the Convertible Note that matures during March 2021 the Company anticipates that it will be converted to equity and no cash will be required for its repayment. As of March 31, 2020, the balance of the Convertible Note was approximately $2.5 million, principal and accrued interest. As of the date of issue of these consolidated financial statements, within the first quarter of 2020, an amount of approximately $1,168, principal and accrued interest, has already been converted to equity.

Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. Management plans to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities including the available line of credit under the facility with Firment Shipping Inc. The Company is dependent upon the continuous support of its shareholder Firment Shipping Inc to continue as a going concern. If for any reason the Company is unable to continue as a going concern, this could have an impact on the Company’s ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in these consolidated financial statements.

Net cash used in operating activities for the three month period ended March 31, 2020 was $2 million compared to $1.1 million during the respective period in 2019. The increase in our cash used in operating activities was mainly attributed to the decrease in our Voyage revenues from $3.5 million during the first quarter of 2019 to $2.3 million during the three month period under consideration.

Net cash generated from/(used in) financing activities during the three month period ended March 31, 2020 and 2019 were as follows:

	Three months ended March 31,
In $000’s	2020	2019
	(Unaudited)
Proceeds from issuance of Convertible Note	-	5,000
Net proceeds from shareholders loan (Firment Shipping)	-	900
Repayment of long term debt	-	(1,136)
Restricted cash	363	(150)
Interest paid	(469)	(580)
Net cash (used in)/generated from financing activities	(106)	4,034

As of March 31, 2020 and 2019 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $40 million and of $42.6 million respectively gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month periods ended March 31, 2020 and 2019	F-2

Condensed Consolidated Statement of Financial Position as of March 31, 2020 (Unaudited) and December 31, 2019	F-3

Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the three-month periods ended March 31, 2020 and 2019	F-4

Unaudited Interim Condensed Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2020 and 2019	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-17

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the three-months ended March 30, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

		Three months ended March 31,
	Notes	2020	2019
REVENUES:
Voyage revenues		2,290	3,543
Total Revenues		2,290	3,543

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses		(1,395)	(512)
Vessel operating expenses		(2,057)	(2,085)
Depreciation	5	(633)	(1,167)
Depreciation of dry docking costs	5	(491)	(454)
Administrative expenses		(394)	(427)
Administrative expenses payable to related parties		(92)	(128)
Share-based payments	9	(10)	(10)
Impairment loss	5	(4,615)	-
Other (expenses)/income, net		(6)	30
Operating loss		(7,403)	(1,210)

Interest income		11	-
Interest expense and finance costs		(1,149)	(725)
(Loss)/Gain on derivative financial instruments		(494)	1,634
Foreign exchange gains/(losses), net		33	33

TOTAL LOSS FOR THE PERIOD		(9,002)	(268)
Other Comprehensive Income		-	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(9,002)	(268)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the period	7	(1.55)	(0.08)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2020 and December 31, 2019

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

		March 31,	December 31,
ASSETS	Notes	2020	2019
		(Unaudited)
NON-CURRENT ASSETS
Vessels, net	5	44,063	48,242
Office furniture and equipment		95	103
Right of use asset	2	534	562
Restricted cash		-	1,250
Other non-current assets		10	10
		44,702	50,167
CURRENT ASSETS
Trade receivables, net		144	240
Inventories		1,050	1,545
Prepayments and other assets		818	153
Restricted cash	3	2,072	1,185
Cash and cash equivalents	3	295	2,366
		4,379	5,489
TOTAL ASSETS		49,081	55,656

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	26	21
Share premium	6	146,326	145,506
Accumulated deficit		(144,650)	(135,648)
Total equity		1,702	9,879
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,8	307	36,551
Fair value of derivative financial instruments		683	-
Provision for staff retirement indemnities		27	26
Lease liabilities	2	445	469
		1,462	37,046
CURRENT LIABILITIES
Current portion of long-term borrowings	8	37,126	1,195
Trade accounts payable		6,323	4,735
Accrued liabilities and other payables		2,034	1,971
Current portion of lease liabilities	2	245	208
Current portion of fair value of derivative financial instruments		98	622
Deferred revenue		91	-
		45,917	8,731
TOTAL LIABILITIES		47,379	45,777
TOTAL EQUITY AND LIABILITIES		49,081	55,656

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-months ended March 31, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

	Issued share	Share	(Accumulated
	Capital	Premium	Deficit)	Total Equity
As at January 1, 2020	21	145,506	(135,648)	9,879
Loss for the period	-	-	(9,002)	(9,002)
Issuance of common shares due to conversion (Note 8)	5	810	-	815
Share-based payments (Note 9)	-	10	-	10
As at March 31, 2020	26	146,326	(144,650)	1,702

	Issued share	Share	(Accumulated
	Capital	Premium	Deficit)	Total Equity
As at January 1, 2019	13	140,334	(99,297)	41,050
Loss for the period	-	-	(268)	(268)
Share-based payments (Note 9)	-	10	-	10
As at March 31, 2019	13	140,344	(99,565)	40,792

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-months ended March 31, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

		Three months ended March 31,
	Notes	2020	2019
Operating activities
Loss for the period		(9,002)	(268)
Adjustments for:
Depreciation	5	633	1,167
Depreciation of deferred dry docking costs	5	491	454
Payment of deferred dry docking costs		-	(352)
Provision for staff retirement indemnities		1	1
Impairment loss	5	4,615	-
Loss/(Gain) on derivative financial instruments		494	(1,634)
Interest expense and finance costs		1,149	725
Interest income		(11)	-
Foreign exchange gains, net		(27)	(36)
Share based payment	9	10	10
(Increase)/decrease in:
Trade receivables, net		96	122
Inventories		495	107
Prepayments and other assets		(665)	(1,364)
Increase/(decrease) in:
Trade accounts payable		153	(476)
Accrued liabilities and other payables		(499)	(55)
Deferred revenue		91	476
Net cash used in operating activities		(1,976)	(1,123)
Cash flows from investing activities:
Interest received		11	-
Net cash generated from investing activities		11	-
Cash flows from financing activities:
Proceeds from loans		-	5,900
Repayment of long-term debt		-	(1,136)
(Increase)/decrease in restricted cash	3	363	(150)
Interest paid		(469)	(580)
Net cash (used in ) / provided by financing activities		(106)	4,034
Net decrease in cash and cash equivalents		(2,071)	2,911
Cash and cash equivalents at the beginning of the period	3	2,366	46
Cash and cash equivalents at the end of the period	3	295	2,957

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006 under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010 Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010 Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of March 31, 2020:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s comprehensive loss, financial position and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2020 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

The unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the consolidated financial statements as of December 31, 2019 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2019 Annual Report.

The unaudited interim condensed consolidated financial statements as of March 31, 2020 and for the three months then ended, were approved for issuance by the Board of Directors on June 12, 2020.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

Going Concern basis of accounting:

As of March 31, 2020, the Company reported a working capital deficit of $41.5 million and was not in compliance with the covenants included in the loan agreement with EnTrust, for which the Company subsequently obtained waivers/relaxations on May 5, 2020 for the period commencing on March 31, 2020, and ending September 30, 2020 (see also Note 8 for details). The current low charter rates for drybulk vessels as a result of the coronavirus outbreak and its effects on world trade and financial markets have been adversely affecting the Company. The Company’s cash flow projections indicated that cash on hand and cash to be provided by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements and the Company might not be able to meet the minimum liquidity requirements included in the loan agreement with EnTrust at certain measurement dates falling due within the twelve-month period from the issuance of these unaudited interim condensed consolidated financial statements.

The above conditions raise substantial doubt about the entity's ability to continue as a going concern. Management is exploring several alternatives aiming to manage its working capital requirements and other commitments, including drawdown of additional funds available of $14, 200 under the facility with Firment Shipping Inc (Note 8), if needed raising of equity and additional debt with other financial institutions and private funds to provide the Company with refinancing of the existing indebtedness. With respect to the Convertible Note that matures during March 2021 (Note 8) the Company anticipates that it will be converted to equity and no cash will be required for its repayment. As of March 31, 2020, the balance of the Convertible Note was approximately $2,479, principal and accrued interest. As of the date of issue of these consolidated financial statements, within the first quarter of 2020, an amount of approximately $1,168, principal and accrued interest, has already been converted to equity (see also Note 8).

Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. Management plans to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities including the available line of credit under the facility with Firment Shipping Inc. The Company is dependent upon the continuous support of its shareholder Firment Shipping Inc to continue as a going concern. If for any reason the Company is unable to continue as a going concern, this could have an impact on the Company’s ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in these consolidated financial statements.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne dry bulk trade and dry bulk charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. As of March 31, 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. As of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4,615 was recorded (Note 5).

2.	Significant Accounting Policies and recent accounting pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2020:

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

•	Conceptual Framework in IFRS standards

The IASB issued the revised Conceptual Framework for Financial Reporting on 29 March 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to affected standards in order to update references to the revised Conceptual Framework. Its objective is to support transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after 1 January 2020. This revision of Conceptual Framework did not have a material impact on the Company’s financial position or performance.

•	IFRS 3: Business Combinations (Amendments)

The IASB issued amendments in Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments are effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after 1 January 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted. These amendments did not have an impact on the Company’s financial position or performance.

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of ‘material’ (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2020 with earlier application permitted. The Amendments clarify the definition of material and how it should be applied. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity’. In addition, the explanations accompanying the definition have been improved. The Amendments also ensure that the definition of material is consistent across all IFRS Standards. These amendments did not have an impact on the Company’s financial position or performance.

•	Interest Rate Benchmark Reform - IFRS 9, IAS 39 and IFRS 7 (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. Earlier application is permitted. In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. Phase two will focus on issues that could affect financial reporting when an existing interest rate benchmark is replaced with a risk-free interest rate (an RFR). The amendments published, deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, which require forward-looking analysis. The amendments provided temporary reliefs, applicable to all hedging relationships that are directly affected by the interest rate benchmark reform, which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate. There are also amendments to IFRS 7 Financial Instruments: Disclosures regarding additional disclosures around uncertainty arising from the interest rate benchmark reform. These amendments had no impact on the Company’s financial position or performance.

Standards issued but not yet effective and not early adopted:

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. The application of this amendment will have no impact on the financial position or the performance of the Company since the Company is not an investment entity.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

3	Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	March 31, 2020	December 31, 2019
Cash on hand	21	10
Cash at banks	274	2,356
Total	295	2,366

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

As at March 31, 2020, in order to fulfil the collateral requirements contained in the loan agreement (Note 8), the Company has pledged an aggregate amount of $2,072 ($2,435 as at December 31, 2019). This amount is presented on the accompanying statement of financial position under restricted cash current $2,072 ($1,185 as at December 31, 2019) and restricted cash non-current $0 ($1,250 as at December 31, 2019).

4	Transactions with Related Parties

Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2020 and are discussed in Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report except for the transactions described below.

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 1,252,258 common shares as of March 31, 2020 through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. As at March 31, 2020, Mr Feidakis beneficially owned 19.5% of Globus’ shares.

5	Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry docking costs	Net Book Value
Balance at January 1, 2020	149,579	(101,858)	7,600	(7,079)	48,242
Additions	-	-	1,524	-	1,524
Impairment loss	(4,615)	-	-	-	(4,615)
Depreciation & Amortization	-	(597)	-	(491)	(1,088)
Balance at March 31, 2020	144,964	(102,455)	9,124	(7,570)	44,063

As of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $4,615. No impairment was recognized as of March 31, 2019.

The impairment loss for the period ended March 31, 2020, analysed by vessel is as follows:

Vessel
m/v River Globe	(332)
m/v Sky Globe	(1,231)
m/v Star Globe	(460)
m/v Sun Globe	(2,013)
m/v Moon Globe	(579)
Impairment loss	(4,615)

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5	Vessels, net (continued)

As of March 31, 2020 the recoverable amount for each vessel was as follows:

Vessels	March 31, 2020	Recoverable amount
m/v River Globe	7,265	At fair value less costs of disposal
m/v Sky Globe	8,239	At fair value less costs of disposal
m/v Star Globe	8,727	At fair value less costs of disposal
m/v Sun Globe	9,702	At fair value less costs of disposal
m/v Moon Globe	10,130	At value in use
Total:	44,063

6	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	March 31,	December 31,
	2020	2019
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Common Shares issued and fully paid	Number of shares	Issued Share Capital
As at January 1, 2020	5,227,159	21
Issued during the period for share based compensation (Note 9)	21,740	-
Issuance of common stocks due conversion of loan	1,167,767	5
As at March 31, 2020	6,416,666	26

Common Shares issued and fully paid	Number of shares	Issued Share Capital
As at January 1, 2019	3,209,327	13
Issued during the period for share based compensation (Note 9)	1,780	-
As at March 31, 2019	3,211,107	13

As of March 31, 2020 and 2019 the Company had no Class B preferred shares outstanding (see Note 13 for subsequent event).

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in Note 9. At March 31, 2020 and December 31, 2019 Globus share premium amounted to $146,326 and $145,506, respectively.

As of March 31, 2020, in connection with the October 2017 private placement, the October 2017 Warrant (as described in 2019 Annual Report) outstanding had expired unexercised.

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6	Share Capital and Share Premium (continued)

As of March 31, 2019, in connection with the October 2017 private placement, the Company had 1,250,000 of the October 2017 Warrant outstanding to purchase an aggregate of 1,250,000 common shares.

Under the terms of the October 2017 Warrant, the purchaser could not exercise its warrant to the extent such exercise would cause the purchaser, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which could be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of Globus’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the October 2017 Warrant which were not exercised. This provision did not limit the purchaser from acquiring up to 4.99% of the Company’s common shares, selling all of its common shares, and re-acquiring up to 4.99% of the Company’s common shares. The October 2017 Warrant was exercisable for 24 months after its issuance.

7	Loss per Share

Basic earnings/(loss) per share (“EPS”/‘‘LPS’’) is calculated by dividing the net profit/(loss) for the period attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive. As the Company reported losses for the periods ended March 31, 2020 and 2019, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the period ended March 31,
	2020	2019
Loss attributable to common equity holders	(9,002)	(268)
Weighted average number of shares for basic and diluted LPS	5,816,904	3,209,604

8	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A. & Longevity Maritime Limited	37,000	(672)	36,328
(b)	Globus Maritime Ltd. – Firment Shipping Inc.	307	-	307
(c)	Globus Maritime Ltd. – Convertible Note	798	-	798

	Total at March 31, 2020	38,105	(672)	37,433
	Less: Current Portion	(37,798)	672	(37,126)
	Long-Term Portion	307	-	307

	Total at December 31, 2019	38,487	(741)	37,746
	Less: Current Portion	(1,487)	292	(1,195)
	Long-Term Portion	37,000	(449)	36,551

Details of the Company’s credit facilities and debt securities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

As of March 31, 2020, the Company was not in compliance with the loan covenants of the agreements with the lenders.

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

In more detail:

(a)	In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd.(the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. .(the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility will be referred as EnTrust loan facility.

On June 24, 2019, the Company drew down $37,000 and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The “EnTrust” loan facility consists of five Tranches, one for each vessel (see 2019 Annual Report for details).

The EnTrust loan facility contains various covenants requiring the vessels owning companies and/or Globus to, amongst others things, ensure that:

➢	The Borrowers shall maintain a minimum liquidity at all times of not less than $250 for each mortgaged ship.

As of March 31, 2020, the Company was in compliance with this covenant.

➢	The Parent Guarantor shall maintain, on a consolidated basis, at the end of each calendar quarter liquid funds in an amount, in aggregate, of not less than 5 per cent of the consolidated “Financial Indebtedness”, as described in the loan agreement, of the Group as reflected in the most recent financial statements of the Parent Guarantor.

As of March 31, 2020, the Company was not in compliance with this covenant.

➢	Each Borrower shall maintain in its earnings account during a “Cash Sweep Period”, which is the period commencing on the relevant Utilisation Date and ending on 30 September 2019 and each three-month period thereafter commencing on 1 January, 1 April, 1 July and 1 October in each financial year of that Borrower, with the last such three-month period commencing on 30 June 2020 and ending on 30 September 2020, the applicable “Buffer Amount”, which is in relation to a Borrower for a Cash Sweep Period, the product of:

(a) an amount equal to the lower of:

(i) $1,000; and

(ii) the difference between the daily time charter equivalent rate of the Ship owned by that Borrower, as evidenced in the management accounts, and the “Break-Even Expenses”, as described in the loan agreement, of that ship for that Cash Sweep Period; and

(b) the actual number of days lapsed during that Cash Sweep Period for that Borrower.

As of March 31, 2020, the Company was in compliance with this covenant

➢	The aggregate Market Value of the Mortgaged Ships; plus the net realisable value of additional Security previously provided plus the amount standing to credit of the Liquidity Account and the Reserve Account, is above the Relevant Percentage of the outstanding Loan.

The Relevant Percentage should be (i) during the period commencing from the date of the Agreement and ending on the date falling on the second anniversary thereafter, 125 per cent. of the outstanding Loan; and (ii) at all other times, 135 per cent. of the outstanding Loan.

As of March 31, 2020, the Company was not in compliance with this covenant.

➢	Each of Borrower B, Borrower C and Borrower D shall create a reserve fund in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for the Ship owned by it, by maintaining in the Reserve Account a minimum credit balance (the "Accruing Dry Docking and Special Survey Reserves") which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship), in an amount equal to, at each Quarter End Date, the product of:

(i) $500; and

(ii) the number of days elapsed from the relevant Utilisation Date until such Quarter End Date, and that Borrower shall ensure that the credit balance of the Reserve Account shall be increased to meet the required amount of the Accruing Dry Docking and Special Survey Reserves by no later than each Quarter End Date.

Each of Borrower A and Borrower E shall deposit on the relevant Utilisation Date in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for Ship which is owned by it, a minimum credit balance in an amount equal to $450 which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship).

As of March 31, 2020, the Company was in compliance with this covenant.

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

➢	No Borrower shall incur or permit to be outstanding any Financial Indebtedness except “Permitted Financial Indebtedness”.

"Permitted Financial Indebtedness" means:

(a) any Financial Indebtedness incurred under the Finance Documents;

(b) any Financial Indebtedness that is subordinated to all Financial Indebtedness incurred under the Finance Documents pursuant to a Subordination Agreement or otherwise and which is, in the case of any such Financial Indebtedness of the Borrower, the subject of Subordinated Debt Security; and

(c) any “Permitted Trade Debt”.

"Permitted Trade Debt" means any trade debt on arm's length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing a Ship which remains unpaid for over 15 days of its due date and which does not exceeds $400 (or the equivalent in any other currency) per Ship at any relevant time.

As of March 31, 2020, the Company was not in compliance with this covenant.

On May 5, 2020, the Company and EnTrust Global’s Blue Ocean Fund agreed to waive all the above covenants, and provided relaxation for the “Permitted Financial Indebtedness”, for the period commencing on March 31, 2020, and ending on September 30, 2020. This waiver is also subject to the non withdrawal of the Company of the F-1 filling that is active. Regarding the “Permitted Financial Indebtedness” the Lenders agreed to increase the maximum level of “Permitted Trade Debt” from $400 to $600 per vessel, which was then satisfied and subsequently as of March 31, 2020, the Company was in compliance with the waived/relaxed covenants of EnTrust Loan Agreement.

(b)	As of March 31, 2020, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $800. As of March 31, 2020, the non-derivative host was classified under “Long-term borrowings, net of current portion” in the consolidated statement of financial position and was $307 and the derivative component amounted to $683 and was classified under “Fair value of derivative financial instruments” in the consolidated statement of financial position. For the period ended March 31, 2020 and 2019, the Company recognized a loss on this derivative financial instrument amounting to $159 and $48, respectively, which was classified under “loss on derivative financial instruments” in the consolidated statement of comprehensive loss.

As of March 31, 2020, there was an amount of $11,100 available to be drawn under the Firment Shipping Credit Facility.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remain Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, such as sales of shares.

As of March 31, 2020, the Company was in compliance with the loan covenants of the Firment Shipping Credit Facility.

On May 8, 2020, the Company and Firment Shipping Inc. agreed to enter an amended and restated agreement. The final maturity of the Firment Shipping Credit Facility was extended to October 31, 2021 and the available amount to be drawn under this Facility increased to $14.2 million.

(c)	On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. With respect to the Convertible Note, the Company also signed a registration rights agreement with the private investor pursuant to which it agreed to register for resale the shares that could be issued pursuant to the Convertible Note. The registration rights agreement contains liquidated damages if the Company is unable to register for resale the shares into which the Convertible Note may be converted, and maintain such registration.

As per the conversion clause included in the Convertible Note, the Company has recognized this agreement as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. The initial amount drawn with respect to the Convertible Note was $5,000. The non-derivative host and the derivative component that was initially recognized amounted to $1,783 and $3,217, respectively.

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

Further to the conversion clause included into the Convertible Note for the period ended March 31, 2020 a total amount of approximately $1,168, principal and accrued interest, was converted to share capital with the conversion price of $1 per share and a total number of 1,167,767 new shares issued in name of the holder of the Convertible Note. On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waives the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and does not require the Company to repay the Convertible Note until March 13, 2021.

As of March 31, 2020 and 2019, the amount drawn and outstanding with respect to the Convertible Note was $2,240 and $5,000, respectively. The non-derivative host was classified under “Current portion of long-term borrowings” in the consolidated statement of financial position and was $798 as of March 31, 2020 and $1,783 as of March 31, 2019. The derivative component as of March 31, 2020 and 2019, was $99 and $1,631, respectively, and was classified under “fair value of derivative financial instruments” in the consolidated statement of financial position.

For the period ended March 31, 2020, the Company recognized a loss on this derivative financial instrument amounting to $335, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss. For the period ended March 31, 2019, the Company recognized a gain on this derivative financial instrument amounting to $1,586, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

The contractual annual loan principal payments per loan facility to be made subsequent to March 31, 2020, assuming that the fund will not demand the repayment of the loan before its maturity, were as follows:

	(a)	(b)	(c)	Total
March 31,	EnTrust	Firment	Convertible Note
2021	1,493	-	2,240	3,733
2022	5,970	800	-	6,770
2023 and thereafter	29,537	-	-	29,537
Total	37,000	800	2,240	40,040

9	Share Based Payment

Share based payment comprise the following:

Period from January 1 to March 31, 2020	Number of common shares	Number of preferred shares	Issued share Capital	Share premium
Non-executive directors payment	21,740	-	-	10
Total at March 31, 2020	21,740	-	-	10

Period from January 1 to March 31, 2019	Number of common shares	Number of preferred shares	Issued share Capital	Share premium
Non-executive directors payment	1,780	-	-	10
Total at March 31, 2019	1,780	-	-	10

Series A Preferred shares:

As of March 31, 2020 and 2019, there were no series A preferred shares outstanding.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10	Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

11	Commitments

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between six days to one month as of March 31, 2020, assuming redelivery at the earliest possible date. There were no non-cancellable arrangements as of December 31, 2019. Future net minimum lease revenues receivable under non-cancellable operating leases as of March 31, 2020 and December 31, 2019, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	March 31, 2020	December 31, 2019
Within one year	276	-
Total	276	-

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $2,177 and $2,154 for the periods ended March 31, 2020 and 2019, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $113 and $1,389 for the periods ended March 31, 2020 and 2019, respectively.

As further discussed in note 4 of the Annual Report, on January 1, 2019, following the adoption of IFRS 16, the Company recognised a right of use asset and a corresponding liability of approximately $674 with respect to the rental agreement. The depreciation charge for right-of-use assets for the period ended March 31, 2020 and 2019, was approximately $28 for both periods and the interest expense on lease liability for the period ended March 31, 2020 and 2019 was approximately $12 and $13, respectively, and recognised in the income statement component of the consolidated statement of comprehensive loss under depreciation and interest expense and finance costs, respectively.

At March 31, 2020, the current and non-current lease liabilities amounted to $245 and $445, respectively and are included in the accompanying consolidated statement of financial position.

12	Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured at fair value, including their levels in the fair value hierarchy (as defined in note 2.28 of the Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12	Fair values (continued)

	Carrying amount	Fair value
(in thousands of USD)		Level 1	Level 2	Level 3	Total
March 31, 2020
Assets measured at fair value
Vessels (see also note 5)	33,933	33,933	-	-	33,933
	33,933
	Other financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	781	-	-	781	781
	781

Financial liabilities not measured at fair value
Long-term borrowings	38,105	-	39,347	-	39,347
	38,105

	Carrying amount	Fair value
(in thousands of USD)		Level 1	Level 2	Level 3	Total
December 31, 2019
Assets measured at fair value
Vessels (see also note 5)	37,346	37,346	-	-	37,346
	37,346
	Other financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	622	-	-	622	622
	622

Financial liabilities not measured at fair value
Long-term borrowings	38,487	-	39,853	-	39,853
	38,487

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS MARCH 31, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12	Fair values (continued)

Assets and liabilities measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Vessels	Quoted (unadjusted) prices in active markets for identical assets less costs of disposal	-

Derivative financial instruments:
Firment	Black-Scholes model	Refer to note 2.30 of the Annual Report
Convertible Note	Monte Carlo model	Refer to note 2.30 of the Annual Report

Asset and liabilities not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1 and Level 2 during the period.

13	Events after the reporting date

On March 6, 2020, the Company received written notification from The Nasdaq Stock Market dated March 2, 2020, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until August 31, 2020, but citing extraordinary market conditions, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission which, with effect from April 16, 2020, tolled the listing process until July 1, 2020. Consequently, the Company’s compliance period has effectively been extended until November 12, 2020. The Company intends to monitor the closing bid price of its common stock between now and November 12, 2020 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

On May 5, 2020, the Company and EnTrust Global’s Blue Ocean Fund agreed to waive all the above covenants, and provide relaxation for the “Permitted Financial Indebtedness”, for the period commencing on March 31, 2020, and ending on September 30, 2020. This waiver is also subject to the non withdrawal of the Company of the F-1 filling that is active. Regarding the “Permitted Financial Indebtedness” the Lenders agreed to increase the maximum level of “Permitted Trade Debt” from $400 to $600 per vessel.

On May 8, 2020, the Company and Firment Shipping Inc entered into an amended and restated agreement. The final maturity of the Firment Shipping Credit Facility was extended to October 31, 2021 and the available amount to be drawn under this Facility increased to $14.2 million.

On June 12, 2020, the Company entered into a stock purchase agreement and issued 5,000 of our newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was paid by reducing, on a dollar for dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.